EXHIBIT 99.1
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                                                               [GRAPHIC OMITTED]
                                                        [LOGO - ARC ENRGY TRUST]
NEWS RELEASE
FOR IMMEDIATE RELEASE
MAY 3, 2005
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ARC RESOURCES LTD. / ARC ENERGY TRUST ANNOUNCE THE MAY 2005
INCREASE TO THE ARX EXCHANGEABLE SHARES EXCHANGE RATIO

CALGARY, MAY 3, 2005 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.72697 to 1.74175. Such increase will be effective on May 16, 2005.

The following are the details on the calculation of the Exchange Ratio:

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                                                         10 day Weighted                                                Exchange
                                        ARC Energy       Average Trading                                                Ratio as
  Record Date of ARC       Opening         Trust         Price of AET.UN     Increase in    Effective Date of the          of
     Energy Trust         Exchange     Distribution   (Prior to the end of    Exchange      Increase in Exchange        Effective
     Distribution           Ratio        per Unit          the Month)         Ratio **              Ratio                 Date
-----------------------------------------------------------------------------------------------------------------------------------
     April 30, 2005        1.72697         $0.15            17.5257            0.01478           May 16, 2005            1.74175

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

** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit multiplied by the opening exchange ratio by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is WWW.COMPUTERSHARE.COM.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

     For further information about ARC Energy Trust, please visit our website WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
                  Telephone: (403) 503-8600 Fax: (403) 509-6417

                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9